FY 2023 Results & Business Update March 14, 2024

The takeover offer described in this communication (the “Takeover Offer”) has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of MorphoSys AG (the “Company”). The final terms and further provisions regarding the Takeover Offer will be in the offer document once the publication of the offer document by Novartis BidCo AG (formerly known as Novartis data42 AG) (the “Bidder”) has been approved by the German Federal Financial Supervisory Authority (the “BaFin”), after which the offer document will be filed with the U.S. Securities and Exchange Commission (the “SEC”). A solicitation and an offer to buy shares of the Company will be made only pursuant the offer document. In connection with the Takeover Offer, the Bidder and Novartis AG will file a Tender Offer Statement on Schedule TO with the SEC (together with the offer document, an Offer to Purchase including the means to tender and other related documents, the “Takeover Offer Documents”), the Company’s management board and supervisory board will issue a joint reasoned statement in accordance with sec. 27 of the German Securities Acquisition and Takeover Act and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (together with the joint reasoned statement, the “Recommendation Statements”). THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TAKEOVER OFFER DOCUMENTS AND THE RECOMMENDATION STATEMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TAKEOVER OFFER. The Takeover Offer Documents and the Recommendation Statements will be distributed to all stockholders of the Company in accordance with German and U.S. securities laws. The Tender Offer Statement on Schedule TO and the Solicitation/Recommendation Statement on Schedule 14D-9 will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the Bidder or the Company. Free copies of these materials and certain other offering documents will be made available on the Company’s website in English at morphosys.com/en/investors/Novartis- TakeoverOffer and in German at morphosys.com/de/investoren/Novartis-TakeoverOffer, by mail to MorphoSys AG, Semmelweisstrasse 7, 82152 Planegg, Germany or by phone at +49 89 8992 7179. In addition to the Offer to Purchase, including the means to tender and certain other Takeover Offer Documents, as well as the Solicitation/Recommendation Statement, the Company files other information with the SEC. The Company’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov and are also available free of charge under the “SEC Filings” section of the Company’s website at www.morphosys.com/en/investors. In order to reconcile certain areas where German law and U.S. law conflict, Novartis AG and the Bidder expect to request no-action and exemptive relief from the SEC to conduct the Takeover Offer in the manner described in the offer document. Acceptance of the Takeover Offer by stockholders residing outside Germany and the United States of America may be subject to further legal requirements. With respect to the acceptance of the Takeover Offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction. Additional Information and Where to Find It 2© MorphoSys – FY 2023 Results

This communication contains certain forward-looking statements concerning the Company, the Bidder and the Takeover Offer that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this communication, the Company’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the Takeover Offer; statements about the expected timetable for the consummation of the Takeover Offer; the Company’s plans, objectives, expectations and intentions; and the financial condition, results of operations and business of the Company and Novartis AG. The forward-looking statements contained in this communication represent the judgment of the Company as of the date of this communication and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of the Company, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if the Company's results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the Takeover Offer; uncertainties as to how many of the Company’s stockholders will tender their stock in the Takeover Offer; the possibility that competing offers will be made; the possibility that various conditions for the Takeover Offer may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Takeover Offer; the effects of the Takeover Offer on relationships with employees, other business partners or governmental entities; that the Bidder and Novartis AG may not realize the potential benefits of the Takeover Offer; transaction costs associated with the Takeover Offer; that the Company’s expectations may be incorrect; the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; the Company's reliance on collaborations with third parties; estimating the commercial potential of the Company’s development programs; and other risks indicated in the risk factors included in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company and the Tender Offer Statement on Schedule TO and related Takeover Offer Documents to be filed by the Bidder and Novartis AG. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this communication. The Company and the Bidder expressly disclaim any obligation to update any such forward-looking statements in this communication to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. Forward-Looking Statements 3© MorphoSys – FY 2023 Results

4 Agenda 01 FY 2023 Highlights & 2024 Outlook Jean-Paul Kress, M.D., Chief Executive Officer (CEO) 02 Development Update Tim Demuth, M.D., Ph.D., Chief Research & Development Officer (CR&DO) 03 Financial Results & Update Lucinda Crabtree, Ph.D., Chief Financial Officer (CFO) 04 Q&A Jean-Paul Kress, Lucinda Crabtree, Tim Demuth © MorphoSys – FY 2023 Results

FY 2023 Highlights & 2024 Outlook 01 © MorphoSys – FY 2023 Results Jean-Paul Kress, M.D. CEO 5

Exceptional Progress in 2023, Resulting in Proposed Acquisition by Novartis Pelabresib and tulmimetostat are investigational medicines and have not yet been evaluated or approved by regulatory authorit ies. The development of pelabresib was funded in part by The Leukemia and Lymphoma Society®. © MorphoSys – FY 2023 Results 6 Advanced Potential Best and First-in- Class Pipeline Entered into Agreement to Be Acquired by Novartis • Pelabresib combination represents potential paradigm shift in myelofibrosis treatment, with opportunities to expand into new indications • Tulmimetostat has best- and first-in-class potential in array of advanced cancers • Provides attractive, immediate and certain cash value to shareholders • Accelerates potential of pelabresib on global scale

3 4 MorphoSys’ Key First-Half 2024 Priorities MorphoSys and Novartis will continue to act as two separate companies through expected close in first half of 2024 FDA, Food and Drug Administration; EMA, European Medicines Agency 7 Close proposed Novartis acquisition 1 2 Prepare and submit filing for the approval of pelabresib combination in first-line myelofibrosis to the FDA and EMA Complete tafasitamab transition to Incyte Diligently manage cash runway and maintain business continuity © MorphoSys – FY 2023 Results

Development Update 02 © MorphoSys – FY 2023 Results Tim Demuth, M.D., Ph.D. CR&DO 8

All Four Myelofibrosis Disease Hallmarks were Improved with Pelabresib and Ruxolitinib Combination in Phase 3 MANIFEST-2 Study

Physician community has shown strong support for study results; new therapies critically needed

Significantly reduced spleen size, nearly doubling SVR35 response rate

Showed a strong positive trend in reducing symptom burden

Improved measures of anemia

Improvements in marrow fibrosis; biomarker reductions suggest disease modification

Safety results in line with assessments from prior clinical trials

Fewer grade ≥3 adverse events compared with placebo plus ruxolitinib

SVR35, ≥35% reduction in spleen volume

Rampal, R, et.al. ASH 2023. Oral 628. | Data Cut-Off August 31, 2023

© MorphoSys – FY 2023 Results

9

morphosys

Execution and Next Steps of Pivotal MANIFEST-2 Results © MorphoSys – FY 2023 Results 10 • Collect longer-term data, including duration of treatment • Utilize experienced Medical Affairs team with established physician relationships Prepare and File Regulatory Submissions Advance Scientific Publications and Medical Education • Intend to file for approval in U.S. and Europe in mid-2024 • Submit comprehensive pelabresib data package

03 Financial Results & Update © MorphoSys – FY 2023 Results Lucinda Crabtree, Ph.D. CFO 11

In € million Q4 2023 Q4 2022 Δ 2023 2022 Δ Revenues 59.0 81.6 (28)% 238.3 278.3 (14)% Product Sales 22.4 24.7 (9)% 85.0 84.9 0% Royalties 34.0 29.1 17% 116.4 99.9 17% Licenses, Milestones and Other 2.6 27.9 (91)% 36.9 93.5 (61)% Cost of Sales (14.6) (15.4) (5)% (58.4) (48.6) 20% Gross Profit 44.4 66.2 (33)% 179.9 229.6 (22)% Total Operating Expenses (125.8) (134.6) (7)% (432.4) (450.4) (4)% Research & Development (80.3) (94.0) (15)% (283.6) (297.8) (5)% Selling (22.6) (23.0) (2)% (81.4) (92.4) (12)% General and Administrative (22.9) (17.5) 31% (65.8) (60.1) 9% Impairment of Goodwill (1.6) — n/a (1.6) — n/a Operating Profit / (Loss) (81.4) (68.4) 19% (252.5) (220.7) 14% Consolidated Net Profit / (Net Loss) 48.3 329.4 (85)% (189.7) (151.1) 26% Earnings per Share, Basic and Diluted (in €) — — n/a (5.53) (4.42) 25% Earnings per Share, Basic 1.28 9.64 (87)% — — n/a Earnings per Share, Diluted 1.22 8.93 (86)% — — n/a Q4 / FY 2023: Profit or Loss Statement © MorphoSys – FY 2023 Results 12

Financial Outlook *Any effects from the implementation of the Novartis takeover offer are not included in this forecast R&D, Research and Development; SG&A, Selling, Administrative and General Expenses © MorphoSys – FY 2023 Results 13 Cash and other financial assets as of December 31, 2023 Expected 2024 R&D expenses* Cash available until early 2026, including convertible debt repayment* € 680.5M € 170M – € 185M € 90M – € 105M Expected 2024 SG&A expenses*

Q&A Tim Demuth, M.D., Ph.D. CR&DO 04 Jean-Paul Kress, M.D. CEO © MorphoSys – FY 2023 Results Lucinda Crabtree, Ph.D. CFO 14

Thank you! www.MorphoSys.com © MorphoSys – FY 2023 Results 15

Q3 2023 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions
differences due to rounding

	A IFRS Q3 2023	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**63.8**	**10.7**	**32.8**	**20.3**
Monjuvi US product sales	21.5	10.7 [1]		10.7
Royalties	34.0		32.8 [5]	1.2
Other	8.3			8.3
Cost of Sales	**(15.1)**	**(5.3)**	**–**	**(9.8)**
Cost of Sales US Monjuvi product sales	(7.5)	(5.3) [2]		(2.2)
Other	(7.6)			(7.6)
Gross Profit	**48.7**	**5.4**	**32.8**	**10.5**
Gross Margin	*76.3%*			*51.8%*
Total Operating Expenses:	**(99.7)**	**(7.1)**	**–**	**(92.6)**
Research and Development	(63.2)			(63.2)
Selling	(19.9)	(7.1) [3]		(12.8)
General and Administrative	(15.0)			(15.0)
Impairment of Goodwill	(1.6)			(1.6)
Operating Profit/(Loss)	**(51.1)**	**(1.7)**	**32.8**	**(82.1)**
Operating Margin	*-80.0%*			*-405.5%*
Other Income	2.1			2.1
Other Expenses	(0.8)			(0.8)
Finance Income	(22.5)	(2.7) [4]	(28.8) [6]	9.0
Finance Expenses	(44.6)	(3.2) [4]	(34.6) [6]	(6.8)
Income from Reversals of Impairment Losses	(0.0)			(0.0)
Income Tax Benefit / (Expenses)	(0.5)			(0.5)
Share of Loss of Associates accounted for using the Equity Method	(2.3)			(2.3)
Consolidated Net Profit/(Loss)	**(119.6)**	**(7.7)**	**(30.7)**	**(81.3)**
EPS, Basic and Diluted	(3.50)			(2.38)
Shares Used for EPS, Basic and Diluted	34,170,714			34,170,714
Shares Used for EPS, Basic	–			–

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – FY 2023 Results

16

morphosys

Q4 2022 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions

differences due to rounding

	A IFRS Q4 2022	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**81,6**	**12,3**	**28,4**	**40,9**
Monjuvi US product sales	24,7	12,3 [1]		12,3
Royalties	29,1		28,4 [5]	0,7
Other	27,9			27,9
Cost of Sales	**(15,4)**	**(2,1)**	**–**	**(13,3)**
Cost of Sales US Monjuvi product sales	(10,3)	(2,1) [2]		(8,2)
Other	(5,1)			(5,1)
Gross Profit	**66,2**	**10,2**	**28,4**	**27,6**
Gross Margin	*81,1%*			*67,5%*
Total Operating Expenses:	**(134,6)**	**(9,4)**	**–**	**(125,2)**
Research and Development	(94,0)			(94,0)
Selling	(23,0)	(9,4) [3]		(13,6)
General and Administrative	(17,5)			(17,5)
Impairment of Goodwill	-			–
Operating Profit/(Loss)	**(68,4)**	**0,8**	**28,4**	**(97,6)**
Operating Margin	*-83,8%*			*-238,8%*
Other Income	(7,8)			(7,8)
Other Expenses	7,4			7,4
Finance Income	325,0	312,8 [4]	18,4 [6]	(6,2)
Finance Expenses	249,5	44,6 [4]	212,3 [6]	(7,3)
Income from Reversals of Impairment Losses	0,4			0,4
Income Tax Benefit / (Expenses)	(172,7)			(172,7)
Share of Loss of Associates accounted for using the Equity Method	(4,0)			(4,0)
Consolidated Net Profit/(Loss)	**329,5**	**358,2**	**259,1**	**(287,9)**
EPS, Basic and Diluted (in €)	-			(8,43)
EPS, Basic (in €)	9,64			-
EPS, Diluted (in €)	8,93			-
Shares Used for EPS, Basic and Diluted	-			34.165.081
Shares Used for EPS, Basic	34.165.081			-
Shares Used for EPS, Diluted	36.967.187			-

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – FY 2023 Results

17

morphosys

Q4 2023 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma 18 Legend 1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business 2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR 3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR 4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense) 5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward 6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense) We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS. © MorphoSys – FY 2023 Results

FY 2022 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions *differences due to rounding*	A IFRS FY 2022	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**278,3**	**42,4**	**96,9**	**138,9**
Monjuvi US product sales	84,9	42,4 1)		42,4
Royalties	99,9		96,9 5)	3,0
Other	93,5			93,5
Cost of Sales	**(48,6)**	**(7,2)**	**–**	**(41,5)**
Cost of Sales US Monjuvi product sales	(22,6)	(7,2) 2)		(15,4)
Other	(26,1)			(26,1)
Gross Profit	**229,6**	**35,2**	**96,9**	**97,4**
Gross Margin	*82,5%*			*70,1%*
Total Operating Expenses:	**(450,4)**	**(43,1)**	**–**	**(407,3)**
Research and Development	(297,8)			(297,8)
Selling	(92,4)	(43,1) 3)		(49,3)
General and Administrative	(60,1)			(60,1)
Impairment of Goodwill	-			–
Operating Profit/(Loss)	**(220,7)**	**(7,9)**	**96,9**	**(309,8)**
Operating Margin	*-79,3%*			*-223,0%*
Other Income	12,0			12,0
Other Expenses	(15,6)			(15,6)
Finance Income	412,1	361,4 4)	31,2 6)	19,4
Finance Expenses	(165,9)	(60,4) 4)	(69,6) 6)	(35,9)
Income from Reversals of Impairment Losses	(0,0)			(0,0)
Income Tax Benefit / (Expenses)	(168,6)			(168,6)
Share of Loss of Associates accounted for using the Equity Method	(4,3)			(4,3)
Consolidated Net Profit/(Loss)	**(151,1)**	**293,2**	**58,5**	**(502,8)**
EPS, Basic and Diluted (in €)	(4,42)			(14,72)
EPS, Basic (in €)	-			-
EPS, Diluted (in €)	-			-
Shares Used for EPS, Basic and Diluted	34.155.650			34.155.650
Shares Used for EPS, Basic	-			-
Shares Used for EPS, Diluted	-			-

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – FY 2023 Results
19
morphosys

FY 2023 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma 20 Legend 1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business 2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR 3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR 4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense) 5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward 6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense) We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS. © MorphoSys – FY 2023 Results